Exhibit 2(n)

EXECUTION VERSION

Side Letter

Alberto Culver Aktiebolag (“ACAB”) (a subsidiary of Alberto-Culver Company (“ACC”) and Cederroth Intressenter AB (presently Croth Intressenter AB) (“Intressenter”) entered into a Share Sale and Purchase Agreement dated 18 May 2008 (the “SPA”) pursuant to which ACAB agreed to sell to Intressenter all of the issued and outstanding shares of the capital stock of Cederroth International AB (“CIAB”). Capitalized terms in this side letter will have the meaning ascribed to such terms in the SPA. The parties to the SPA desire to set forth certain agreements they have made with respect to Completion. This Side Letter shall form an integral part of the SPA.

1. Vested ACC Options. Certain CIAB executives may exercise vested options to purchase ACC stock for a period after the Completion Date (generally 90 days). ACC and CIAB have agreed that CIAB will pay all payroll taxes and social charges (the “Payroll Charges”) due in respect of the value received by the executives upon option exercises (“Option Income”), and ACC, CIAB and certain executives have previously agreed that the executives will pay to CIAB 25% (20% for one executive) of his or her Option Income to reimburse CIAB for the payment of such Payroll Charges. In accordance with Section 5.2 (vii) of the SPA, at Completion ACC will deliver to Intressenter a waiver and release of all liabilities of CIAB to ACC and its Affiliates in respect of ACC provided benefits. Intressenter will cause CIAB to pay, or cause to be paid, when due and payable such Payroll Charges in respect of options exercised after the Completion Date.

2. Certain Inter-Company Agreements. The parties agree that the inter-company manufacturing and license agreements listed on Exhibit A hereto will continue in effect after Completion (the “Continuing Agreements”) and that there is no need for the parties to such Continuing Agreements to pay to their various counterparties on the Completion Date the outstanding fees, royalties and purchase prices arising under such Continuing Agreements (“Unpaid Amounts at Completion”). Accordingly, the parties agree that the Unpaid Amounts at Completion shall be an exception to the certificate described in SPA Section 5.2 (iii) delivered by ACC to Intressenter at Completion and that such outstanding amounts shall be payable in the ordinary course.

3. All Other Inter-Company Agreements. Except for the Continuing Agreements, all inter-company agreements of every kind and nature then in effect shall be terminated effective as of the Completion Date (the “Terminated Inter-Company Agreements”). Accordingly, effective on the Completion Date, ACC for itself and its Affiliates hereby releases CIAB and its Affiliates from all claims arising under Terminated Inter-Company Agreements and Intressenter hereby agrees that it shall cause CIAB and its Affiliates to release ACC and its Affiliates from all claims arising under Terminated Inter-Company Agreements.

4. Stay-On Bonus Accrual. The parties agree that if any amount is required to be accrued for the Stay-On Bonuses under Swedish GAAP on the Completion Statement, any such accrued amount shall be excluded from the calculation of Working Capital on the Completion Date.

5. Rieber & Sons Payment. The parties acknowledge that Cederroth AS, a wholly owned subsidiary of CIAB (“CAS”), plans to make a payment to Rieber & Son ASA (“R&S”) in accordance with a Sale and Purchase Agreement by and between R&S and CAS dated December 16, 2003. If such payment is made before the Completion Date, one half of such payment shall be added to “Cash” for purposes of the Completion Statement.

6. FPG Release. ACAB hereby waives and releases Intressenter from the obligation to deliver at the Completion Date the documents referred to in Section 5.3 (ii) of the SPA and Intressenter hereby irrevocably undertakes to, no later than three (3) Business Days following the Completion Date, deliver to ACC a duly executed release in the form set out in Exhibit B attached hereto

7. Series A share certificates of Soraya S.A. CIAB has not been able to locate the issued certificates representing the outstanding Series A shares of Soraya S.A. Intressenter hereby waives and releases ACAB from the obligation to deliver at the Completion Date certificates representing the Series A shares and ACAB hereby agrees to (i) pay all costs and expenses, including without limitation, fees of legal counsel, associated with CIAB and Soraya S.A. completing the initiated process of replacing the issued Series A certificates for new Series A certificates, and (ii) indemnify and hold harmless Intressenter and Soraya A.S., and their respective affiliates, directors, officers and employees, from and against all damage, loss, cost and expense (including without limitation, fees of legal counsel) suffered or incurred or otherwise relating to the failure to locate the issued Series A certificates and the resulting non-delivery thereof at the Completion Date and any procedure required to re-issue or replace the issued Series A certificates.

Stockholm 31 July 2008	Stockholm 31 July 2008

Alberto Culver AB	Croth Intressenter AB

/s/ Jake Dickens	/s/ Mats Gullbrandsson

EXHIBIT A

(Continuing Agreements)

1. License Agreements granted by Alberto-Culver InternationaI, Inc.:

CIAB / Subsidiary	Assigned Territory	License Agreement Date
Cederroth International AB	Sweden	October 1, 2001
Cederroth A/S (Norway)	Norway	October 1, 2001
Cederroth Iberica	Spain	October 1, 2001
Cederroth OY	Finland	October 1, 2001
Cederroth A/S (Denmark)	Denmark	October 1, 2001
Soraya S.A.	Poland	October 1, 2001

2. License Agreements granted by St Ives Laboratories, Inc.:

CIAB / Subsidiary	Assigned Territory	License Agreement Date
Cederroth International AB	Sweden	February 7, 1996
Cederroth A/S (Norway)	Norway	February 7, 1996
Cederroth Iberica	Spain	February 7, 1996
Cederroth OY	Finland	February 7, 1996
Cederroth A/S (Denmark)	Denmark Iceland	June 1, 2006
Soraya S.A.	Poland	March 12, 2001

3. Manufacturing Agreement between Alberto-Culver Company (U.K.)Limited, as Purchaser, and Soraya S.A., as Supplier, dated July 19, 2001, for the manufacture of products (hot oil) in Poland.

4. TRESemme brand distribution agreement granted by Alberto-Culver Company (U.K,) Limited for Sweden, Denmark and Finland (see commercial terms on Annex A to Exhibit B.

EXHIBIT B

[to be printed with FPG letter head]

Alberto-Culver Company

2525 Armitage Avenue

Melrose Park

IL 60160 Illinois

USA

with copy to:

CapMan Group

Box 5745

114 87 Stockholm

SWEDEN

Release letter – surety bond relating to Credit Insurance No. K 1087-20,

We, Försäkringsaktiebolaget Pensionsgaranti, ömsesidigt (502014-6279), hereby confirms that Alberto-Culver Company with effect as of [Completion Date to be included] has been irrevocably and unconditionally released from all obligations under the surety bond issued by Alberto-Culver Company on 25 June 1993 in favour of Cederroth International AB, the policy-holder of Credit Insurance No. K 1087-20, and waives all claims present or future, actual or contingent, against Alberto-Culver Company related to Cederroth International AB.

Yours sincerely,

FÖRSÄKRINGSAKTIEBOLAGET PENSIONSGARANTI,

ömsesidigt

[to be signed by authorised company signatories of FPG]